AB 3/10

SEC Mail Processing Section
MAR 03 2008
Washington, DC 106

08029424

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 65837

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Devenir, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7701 France Avenue South, Suite 670
(No. and Street)

Minneapolis	Minnesota	55435
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Remjeske (952) 345-0301
(Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus and Company, LLP
(Name—if individual, state last, first, middle name)

2501 Wayzata Boulevard	Minneapolis	Minnesota	55405
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AB 3/21

OATH OR AFFIRMATION

I, Eric Remjeske, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Devenir, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

LORI L. GEUTH
Notary Public
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 20__

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss)
- ☑ (d) Statement of Changes in Financial Condition/Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Lurie Besikof Lapidus
& Company, LLP

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Member
Devenir, LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Devenir, LLC (a wholly-owned subsidiary) as of December 31, 2007, and the related statements of income, changes in member's equity (deficit), changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Devenir, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 20, 2008

phone 612.377.4404
fax 612.377.1325

address 2501 Wayzata Boulevard
Minneapolis, MN 55405

website www.lblco.com

DEVENIR, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

CASH	$ 17,597
CLEARING ACCOUNTS RECEIVABLE	1,666
CLEARING ACCOUNT DEPOSIT	25,000
	$ 44,263

LIABILITIES AND MEMBER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 714
MEMBER'S EQUITY	43,549
	$ 44,263

See notes to financial statements.

DEVENIR, LLC

STATEMENT OF INCOME
Year Ended December 31, 2007

REVENUE		
Investment banking fees		$ 291,202
Asset management commissions		277,598
NASD/NYSE consolidation refund		35,000
Gain on sale of customer contracts		66,265
Interest income		1,851
		671,916
OPERATING EXPENSES		
Employee compensation and benefits	$ 332,765	
Occupancy	24,460	
Licenses and permits	15,060	
Clearance fees	31,644	
Communications and data processing	12,033	
Professional services	110,671	
Interest	4,364	
Other expense	8,960	539,957
NET INCOME		$ 131,959

See notes to financial statements.

DEVENIR, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY (DEFICIT)
Year Ended December 31, 2007

	Member's Equity (Deficit)
BALANCE – DECEMBER 31, 2006	$ (88,410)
Net income	131,959
BALANCE – DECEMBER 31, 2007	$ 43,549

See notes to financial statements.

DEVENIR, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year Ended December 31, 2007

BALANCE – DECEMBER 31, 2006	$ 125,000
Payment of subordinated borrowings	(125,000)
BALANCE – DECEMBER 31, 2007	$ -

See notes to financial statements.

DEVENIR, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2007

OPERATING ACTIVITIES		
Net income		$ 131,959
Adjustments to reconcile net income to net cash provided by operating activities:		
Gain on sale of customer contracts		(66,265)
Changes in operating assets and liabilities:		
Accounts receivable	$ 10,385	
Clearing accounts receivable	(1,666)	
Prepaid expenses	15	
Accounts payable and accrued expenses	(1,663)	7,071
Net cash provided by operating activities		72,765
INVESTING ACTIVITY		
Proceeds on sale of customer contracts		66,265
FINANCING ACTIVITY		
Payment of subordinated borrowings		(125,000)
NET INCREASE IN CASH		14,030
CASH		
Beginning of year		3,567
End of year		$ 17,597

See notes to financial statements.

DEVENIR, LLC

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies -

Description of Business

Devenir, LLC (Company) is a "fully disclosed introducing" broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB) and is a wholly-owned subsidiary of Devenir Group, LLC (Parent). The Company is a Delaware Limited Liability Company which was organized on February 3, 2004, and terminates on February 3, 2102. The Company acquired its license on August 8, 2003, and began operations thereafter.

The Company is engaged in a single line of business which engages in the following types of services, as agreed to with the FINRA:

- Broker retailing corporate debt and equity securities
- Retail mutual funds
- Broker U.S. Government securities and sell municipal securities in the secondary markets
- Investment advisory services
- Private placement of securities

Securities transactions are cleared by Pershing, LLC (Pershing) as the Company's clearing broker.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Investment banking fees are earned from providing private placement, merger and acquisition, divesture services, and financial advisory services. These fees are recognized when the related services are completed and the income is reasonably determinable.

Commissions and related clearing expenses for securities transactions are recorded on a settlement-date basis.

Income Taxes

Income or loss of the Company is allocated to the member for income tax purposes. Therefore, no provision for income taxes is presented in these financial statements.

DEVENIR, LLC

NOTES TO FINANCIAL STATEMENTS

2. Off-Balance Sheet Risk -

The Company clears all transactions for its customers on a fully disclosed basis with Pershing, a clearing broker, who carries all the customer accounts and maintains the related records. The Company is liable to Pershing for the transactions of the Company's customers. These activities may expose the Company to off-balance-sheet risk in the event the other parties are unable to fulfill their contractual obligations. A $25,000 clearing account was established to ensure the performance of obligations under the agreement.

3. Net Capital Requirement and Exemption -

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2007, the net capital ratio was .02 to 1 and net capital was $43,549, which exceeded the minimum capital requirement by $38,549.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission since all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to make the periodic computation of the reserve requirement for the exclusive benefit of customers.

4. Subordinated Notes Payable to Related Party –

During 2007, the Company paid off notes payable subordinated to general creditors that were available in computing net capital under the SEC's uniform net capital rule. Payments of principal and interest were subject to FINRA (formerly NASD) approval. Payments of $50,000 and $75,000 were made, with FINRA approval, on January 24, 2007 and August 23, 2007, respectively. Interest expense on the subordinated notes payable was $4,364 in 2007.

5. Sale of Customer Contracts –

Effective August 22, 2007, the Company sold certain customer contracts for $66,265. The purchaser is another broker-dealer, the owners of which were former owners of the Company's Parent.

6. Concentration –

The Company earned 41% of its 2007 fees and commissions from one client. The client was one of the contracts sold to another broker-dealer (Note 5).

7. Lease Commitments –

The Company operates in space leased and furnished by its Parent. The Parent charges the Company for use of the office space. Rent expense was $18,394 for 2007.

8. Related Party Transactions –

The Parent company is the sole owner of the Company and is responsible for maintaining net capital requirements.

The Company has an expense sharing agreement with its Parent for the use of certain property and provides for the performance of certain services based on agreed upon expense allocations. The agreement is for one year with renewal options. Expenses under the agreement were $461,781, consisting primarily of compensation, occupancy, and professional services.

Effective January 1, 2008, the Parent adopted a SIMPLE IRA Plan for its eligible employees. Any Plan contributions are intended to be considered as part of the expense sharing agreement.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Devenir, LLC
Minneapolis, Minnesota

We have audited the accompanying financial statements of Devenir, LLC as of and for the year ended December 31, 2007, and have issued our report thereon dated February 20, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 20, 2008

DEVENIR, LLC

COMPUTATION OF NET CAPITAL
December 31, 2007

NET CAPITAL	
Member's equity	$ 43,549
NET CAPITAL	$ 43,549
BASIC NET CAPITAL REQUIREMENTS	
Net capital	$ 43,549
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	5,000
Excess net capital	$ 38,549
AGGREGATE INDEBTEDNESS	$ 714
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.02
RECONCILING ITEMS TO THE COMPANY'S COMPUTATION INCLUDED IN PART II OF FORM X-17a-5 AS OF DECEMBER 31, 2007	
Net capital as reported by the Company	$ 43,549
Net audit adjustments	-
NET CAPITAL	$ 43,549

See independent auditor's report - supplementary information.

Lurie Besikof Lapidus
& Company, LLP

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Member
Devenir, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Devenir, LLC (Company) as of and for the year ended December 31, 2007, in accordance with auditing standards in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a deficiency in internal control that we consider to be a material weakness and a significant deficiency in internal control, as defined above, and communicated them in writing to management and those charged with governance on February 20, 2008.

Material Weakness

The Company is expected to establish internal controls over financial statement reporting that provide reasonable assurance that its financial statements are fairly presented in conformity with generally accepted accounting principles. The Company has not established such control procedures over financial statement reporting.

Significant Deficiency

There is a general lack of segregation of duties since one person has the responsibility for all the accounting records. The Company plans no corrective action because it is management's opinion that the size of the Company does not warrant hiring additional personnel to achieve the desired segregation of duties.

These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Devenir, LLC as of and for the year ended December 31, 2007, and this report does not affect our report thereon dated February 20, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 20, 2008

END